TRAVELMATE ROBOTICS, INC.

REPORT ON
REVIEWED FINANCIAL STATEMENTS

DECEMBER 31, 2108 AND 2017

TRAVELMATE ROBOTICS, INC.

TABLE OF CONTENTS



Campbell Jones Cohen CPAs

p 702-255-2330
f 702-255-2203
7848 W. Sahara Ave.
Las Vegas, NV 89117
www.yournevadacpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Travelmate Robotics, Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Travelmate Robotics, Inc., which comprise the balance sheet as of December 31, 2108 and 2017, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Campbell Jones Cohen CPAs

Campbell Jones Cohen CPAs
March 6, 2019

1

TRAVELMATE ROBOTICS, INC.

REVIEWED BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

ASSETS

		2018		2017
Current Assets:				
Cash	$	17,459	$	101,696
Other Assets:				
Intangible asset		28,512		21,012
Deferred tax asset (Note 2)		-		-
Total Assets	$	45,971	$	122,708

LIABILITIES AND STOCKHOLDERS' EQUITY

		2018		2017
Current Liabilities:				
Deferred revenue	$	906,377	$	697,810
Stockholder loan (Note 3)		73,037		42,903
Total current liabilities		979,414		740,713
Stockholders' Equity:				
Common stock; no par value, 10,000,000 shares authorized; 9,000,000 issued and outstanding		100		100
Deficit		(933,543)		(618,105)
Total stockholders' equity		(933,443)		(618,005)
Total Liabilities and Stockholders' Equity	$	45,971	$	122,708

See accompanying notes and independent accountant's review report.

TRAVELMATE ROBOTICS, INC.

REVIEWED STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Revenues	$ -	$ -
Cost of Good Sold	191,471	338,571
Gross Profit	(191,471)	(338,571)
Operating Expenses:		
Advertising and marketing	13,450	33,551
Bank service charges	10,894	7,896
Computer and internet	17	3,121
Legal and professional fees	912	16,848
Meals	21,266	30,961
Office and postage	1,710	15,144
Other	2,922	5,232
Printing	569	1,082
Rent	4,594	803
Telephone	3,787	2,967
Tax and license		1,900
Travel	62,594	116,046
Website hosting	1,252	553
Total operating expenses	123,967	236,104
Net Loss before taxes	(315,438)	(574,675)
Income Tax Expense (Note 2)	-	-
Net Loss	$ (315,438)	$ (574,675)

See accompanying notes and independent accountant's review report.

TRAVELMATE ROBOTICS, INC.

REVIEWED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		
	Shares	Amount	Deficit
Balance, December 31, 2016	9,000,000	$ 100	$ (43,430)
Common stock issued	-	-	-
Net Loss	-	-	(574,675)
Balance, December 31, 2017	9,000,000	100	(618,105)
Common stock issued	-	-	-
Net Loss	-	-	(315,438)
Balance, December 31, 2018	9,000,000	$ 100	$ (933,543)

See accompanying notes and independent accountant's review report.

TRAVELMATE ROBOTICS, INC.

REVIEWED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities:		
Net loss	$ (315,438)	$ (574,675)
Adjustments to Reconcile Net Loss to		
Net Cash Provided (Used) by Operating Activities:		
Change in operating assets and liabilities:		
Intangbile assets	(7,500)	(20,462)
Deferred revenue	208,567	688,356
Net cash provided (used) by operating activities	(114,371)	93,219
Cash Flows From Investing Activities	-	-
Cash Flows From Financing Activities:		
Advances from stockholder	30,134	8,083
Net Change in Cash	(84,237)	101,302
Cash, Beginning of Period	101,696	394
Cash, End of Period	$ 17,459	$ 101,696

Supplemental Disclosure of Cash Flow Information:

Amounts paid for interest for the years ended December 31, 2018 and 2017 were $0 and $0, respectively.

Amounts paid for taxes for the years ended December 31, 2018 and 2017 were $0 and $0, respectively.

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

There were no non-cash supplemental transactions.

TRAVELMATE ROBOTICS, INC.

NOTES TO REVIEWED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Travelmate Robotics, Inc. (the "Company") was incorporated under the laws of the state of Nevada in July 2016. The Company has developed a fully autonomous suitcase and robot to market and sell worldwide.

FIXED ASSETS

Property and equipment are stated at cost. Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income.

DEPRECIATION

Depreciation is computed by using the straight-line method for financial reporting and accelerated methods for federal income tax purposes.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue is recognized as it is earned, and the related costs, as they are incurred.

STATEMENT OF CASH FLOWS

The statement of cash flows classifies changes in cash and cash equivalents according to operating, investing or financing activities. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INCOME TAXES

Income taxes are provided for amounts currently due. The prior three years tax returns remain subject to examination by the IRS. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $13,450 and $33,551 for the years ended December 31, 2108 and 2017, respectively.

INTANGIBLES

Patents are amortized on a straight-line basis over their remaining useful life.

DEFERRED REVENUE

Deferred revenue represents amounts received from crowdfunding and distributors in advance for products.

TRAVELMATE ROBOTICS, INC.

NOTES TO REVIEWED FINANCIAL STATEMENTS

NOTE 2 - INCOME TAXES

Deferred income tax expense results from timing differences in the recognition of expense for tax and financial statement purposes. FASB ASC 740-10-50-8 requires that deferred tax liabilities or assets at the end of each period be determined using the tax rate expected to be in effect when taxes are actually paid or recovered. The sources of those timing differences and the current tax effect of each were as follows:

	2018	2017
Net operating loss carryforward	$ 66,242	$ 120,682
Allowance	(66,242)	(120,682)
	$ -	$ -

The components of the net deferred tax asset at December 31, under FASB ASC 740-10-50-8, are as follows:

	2018	2017
Net operating loss carryforward	$ 196,023	$ 129,781
Allowance	(196,023)	(129,781)
	$ -	$ -

Reconciliation between the actual expense and the amount computed by applying State and U.S. Federal income tax rates to income before taxes are as follows for the year ended December 31, 2018:

	2018		2017	
	Amount	Percentage of Pre-Tax Income	Amount	Percentage of Pre-Tax Income
Computed "expected" tax expense	$ (66,242)	(21.00)%	$ (120,682)	(21.00)%
Allowance	66,242	21.00 %	120,682	21.00 %
Actual expense (benefit)	$ -	0.00 %	$ -	.00 %

For the year ended December 31, 2018 there is no current Federal or state income tax expense. At December 31, 2018, the Company had net operating loss carryforward available to reduce future taxable income of approximately $933,543. If not utilized, the Company's net operating loss carryforward begins to expire in 2036. The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2018, the Company's federal and state tax returns generally remain open for the last three years.

NOTE 3 - STOCKHOLDER LOAN

A Stockholder of the Company has advanced amounts to the Company. Amounts are unsecured, non-interest bearing and without specific repayment terms. Amounts owed are $73,037 and $42,930 at December 31, 2018 and December 31, 2017, respectively.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's working capital for product development has been obtained primarily through crowdfunding. The future growth of the Company will depend on, among other things, its ability to create revenue from product sales. Future growth cannot be assured, as it is subject to various risk factors.

NOTE 5 - DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through March 6, 2019, which is the date the financial statements were available.